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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    SCHEDULE 14D1/A
                          TENDER OFFER STATEMENT PURSUANT TO
               SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)

                                         AND

                                   SCHEDULE 13D-/A
                           UNDER THE SECURITIES ACT OF 1934
                                  (AMENDMENT NO. 11)

                                    -------------

                                  ROPAK CORPORATION
                              (NAME OF SUBJECT COMPANY)

                                LINPAC MOULDINGS LTD.
                                       (BIDDER)

                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (TITLE OF CLASS OF SECURITIES)

                                     776670 10 1
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                    DAVID WILLIAMS
                                    DEYKIN AVENUE
                      WITTON, BIRMINGHAM  B6 7HY, UNITED KINGDOM
                                  011-44-21-328-2400
             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   WITH A COPY TO:
                               STANLEY H. MEADOWS, P.C.
                               MCDERMOTT, WILL & EMERY
                                227 WEST MONROE STREET
                                  CHICAGO, IL  60606
                                     312-372-2000
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                                     MAY 2, 1995
           (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
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          CUSIP No. 776670 10 1


               This Amendment No. 1 to the Schedule 14D-1 relates to a tender offer by LINPAC Mouldings Ltd., an United Kingdom











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          corporation (the "Purchaser"), to purchase any and all
          outstanding shares of common stock, $.01 par value per share (the "Shares"), of Ropak Corporation, a Delaware corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits
          (a)(1) and (a)(2) respectively.

          ITEM 6.  INTEREST IN SECURITIES OF SUBJECT  COMPANY.

               The Offer expired on Tuesday, May 2, 1995 at Midnight New York City Time. The Purchaser has been advised by the First Chicago Trust Company of New York, the Depositary, that 1,969,969 Shares have been tendered pursuant to the Offer. The tendered Shares include 8,169 Shares which are subject to Notices of Guaranteed Delivery. Upon purchase of all Shares tendered pursuant to the Offer, Purchaser will beneficially own approximately 96.8% of the outstanding Shares. Reference is made to the press release issued by Purchaser on May 3, 1995 the form of which is filed as Exhibit (a)(10) to the Schedule 14D-1 and is incorporated herein by reference.

          ITEM 2.  MATERIAL TO BE FILED AS EXHIBITS

               (a) (10) Form of press release issued by Purchaser on May 3, 1995.

          SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 3, 1995

                                             LINPAC Mouldings Ltd.

                                             By: /s/ David A. Williams
                                                Name: David A. Williams
                                                Title: Managing Director